SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

Notification of Late Filing

Commission file Number: 1-15517

(Check one)
☐ Form 10-K and Form 10-KSB      ☐ Form 11-K    ☐ Form 20-F     ☒ Form 10-Q and Form 10-QSB     ☐ Form N-SAR

For the period ended: October 29, 2006

☐ Transition Report on Form 10-K and Form 10-KSB
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q and Form 10-QSB
☐ Transition Report on Form N-SAR

For the transition period ended ____________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates: ____________________________________

PART I -- REGISTRANT INFORMATION

Full name of Registrant: Nevada Gold & Casinos, Inc.

Former name if applicable:

Address of principal executive office: 3040 Post Oak Blvd., Suite 675

City, State and Zip Code: Houston, Texas 77056

PART II -- RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b) The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

On October 17, 2006, Alan Greenstein announced his resignation as the company’s chief financial officer effective October 23, 2006. James J. Kohn became the chief financial officer of the company on October 23, 2006. As a result, the new chief financial officer requires additional time to complete the filing.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Robert Sturges	713-621-2245
(Name)	(Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ YES	☐No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ YES	☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Net income (loss) was ($3.7 million) and $1.1 million for the three month periods ended October 29, 2006 and October 23, 2005, respectively. The decrease of $4.8 million is primarily related to the $1.5 million decrease in earning from
Isle of Capri - Black Hawk, the $2.0 million loss from American Racing, the discontinuation of recording earnings from Route 66, the $3.5 million write-off of notes receivable and development costs, the increase in interest expense, net, higher overall corporate expenses and higher casino operating and marketing expenses as a percentage of casino revenue related to the repositioning of the Colorado Grande Casino after the $2.0 million renovation project was completed at the end of the second quarter of fiscal 2006.

Statements of Operations:	For the three months ended October, 29 2006	For the three months ended October 23, 2005
Net revenues	$4,094,314	$3,301,272
Total operating expenses	7,180,253	3,284,347
Income (loss) before income tax (expense) benefit	(5,799,378)	1,756,453
Income tax (expense) benefit	2,142,121	(635,237)
Net income (loss)	(3,657,257)	1,121,216
Net income (loss) per common share - diluted	(0.28)	0.08

Nevada Gold & Casinos, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 11, 2006	By:	Robert Sturges, Chief Executive Officer